Exhibit 99.1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: 306-956-6200 Fax: 306-956-6201

Cameco reports first quarter results, solid quarter demonstrating the strength and purpose of our strategy; long-term contracting success in new markets; still early days of a market transition

Saskatoon, Saskatchewan, Canada, April 28, 2023 ..    .    .    .    .    .    .    .    .    .     ..    .    .    .    .    .

Cameco (TSX: CCO; NYSE: CCJ) today reported its consolidated financial and operating results for the first quarter ended March 31, 2023, in accordance with International Financial Reporting Standards (IFRS).

“Our results demonstrate the strength and purpose of the strategic decisions we have made over the last several years, and the continued support we see developing for nuclear power around the world. In fact, I am not sure there’s ever been a better time to be a pure-play investment in the growing demand for nuclear energy. We remain in the enviable position of having what we believe are the world’s premier, tier-one assets operating in a stable geopolitical region, and as McArthur River and Key Lake continue to ramp up to planned production, we are returning to our tier-one cost structure,” said Tim Gitzel, Cameco’s president and CEO.

“The world is recognizing the benefits of clean-air nuclear energy and the critical tool it can be in the fight against climate change and in providing energy security. For example, we welcomed the joint statement from Natural Resources Canada and the US Department of Energy at the end of March, announcing enhanced collaboration between our two nations with the goal of diversifying the nuclear fuel supply chain. It addressed the need to work together globally as the world grapples with providing safe, clean, reliable, affordable and secure energy. Furthermore, five of the G7 nations, including Canada, United States, United Kingdom, Japan and France, have created an alliance to leverage their respective civil nuclear sectors. This agreement will support the stable supply of nuclear fuels, as well as to support the nuclear fuel needs of future advanced reactors. Whether its improving public support for nuclear power, policy decisions in support of nuclear being enacted, or market-based solutions being pursued, there is increasing evidence to support full-cycle demand growth for nuclear power and the uranium required to run reactors. The positive fundamentals we have talked about for nearly a decade are no longer just a long-term story, they are right in front of us.

“Amid the heightened supply risk caused by geopolitical developments, utilities continue to evaluate their nuclear fuel supply chains and are looking to diversify the origin of their supply. We are seeing increased competition among these utilities to secure long-term contracts for uranium products and services with proven producers, who operate in geopolitically stable jurisdictions, and who demonstrate strong environmental, social and governance performance. Companies like Cameco. Our recent contracting success to supply new markets in Eastern Europe clearly demonstrates the desire of our customers to diversify. These are markets where we were previously unable to compete. With these arrangements, we now have contract commitments of approximately 215 million pounds of uranium and more than 70 million kgU of UF6 conversion services with deliveries spanning more than a decade. Many of these contracts contain market-related pricing mechanisms, providing us with exposure to an improving market. We also have a large and growing pipeline of business under discussion. As a result, we remain very selective in committing our unencumbered, tier-one, in-ground inventory and UF6 conversion capacity under long-term contracts, allowing us to maintain further market exposure.

“We believe we have the right strategy to achieve our vision of ‘energizing a clean-air world’ and we will do so in a manner that reflects our values. Embedded in all our decisions is a commitment to addressing the environmental, social and governance risks and opportunities that we believe will make our business sustainable over the long term.”

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Transitioning to tier-one cost structure – net earnings of $119 million; adjusted net earnings of $115 million: first quarter results are a result of higher deliveries and higher average realized prices in both the uranium and fuel services segments as we continue the transition to our tier-one cost structure. In our uranium segment, our average realized price was 11% higher than the same period last year, and in our fuel services segment average realized prices were 9% higher. As expected, with 9.7 million pounds delivered, the first quarter represents almost a third of the total expected 2023 deliveries in our uranium segment, which is a departure from the pattern experienced in a low-price environment when deliveries were heavily weighted to the fourth quarter. Adjusted net earnings is a non-IFRS measure, see page 4.

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Strong production performance: In our uranium segment we produced 4.5 million pounds (our share) during the quarter. We continue to expect 20.3 million pounds of production in 2023 (our share). The production ramp up at McArthur River/Key Lake is progressing well with 3.4 million pounds (2.4 million pounds our share) produced in the first quarter. We continue to plan our production to align with our contract portfolio and customer needs.

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Long-term contracting – success in new markets: We now have total volumes under long-term contracts of approximately 215 million pounds of uranium and more than 70 million kgU of UF6 conversion services with deliveries spanning more than a decade, many of which have market-related pricing mechanisms. And, we continue to have a large and growing pipeline of contract discussions underway. The recently announced long-term UF6 supply arrangements will see us supply new markets well into the next decade.

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JV Inkai shipments: – In April, the second shipment containing 1.3 million pounds, representing the majority of our share of Inkai’s remaining 2022 production, arrived at a Canadian port. We continue to work closely with JV Inkai and our joint venture partner, Kazatomprom, to continue receiving our production share via the Trans-Caspian International Transport Route, which does not rely on Russian rail lines or ports. In the event that it takes longer than anticipated using this shipping route, we could experience delays in our expected Inkai deliveries this year. To mitigate this risk, we have inventory, long-term purchase agreements and loan arrangements in place we can draw on. Depending on when we receive the shipment of our share of Inkai’s 2023 production, our 2023 share of earnings from this equity accounted investee and the timing of the receipt of our share of dividends from the joint venture may be impacted. See Uranium 2023 Q1 updates in our first quarter MD&A for more information.

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2023 guidance updated: We have updated our outlook for consolidated revenue, and uranium revenue, average realized price and average unit cost of sales. See Outlook for 2023 in our first quarter MD&A for more information.

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Strong balance sheet: As of March 31, 2022, we had $2.5 billion in cash and cash equivalents and short-term investments and $1.0 billion in long-term debt. The final financing for the Westinghouse acquisition will be determined based on our cash balance, future expected cash flow generation, and market conditions at the time of close. We expect a permanent financing mix of capital sources, including cash, debt and equity, designed to preserve our balance sheet and ratings strength, while maintaining healthy liquidity. In addition, we have a $1 billion undrawn credit facility.

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Canada Revenue Agency (CRA) tax dispute: March 27, 2023, we announced that CRA issued revised reassessments for the 2007 through 2013 tax years that it indicated would result in a refund of approximately $300 million of the $780 million in cash and letters of credit being held by CRA. CRA advised that the refund would consist of $89 million in cash and the return of $211 million in letters of credit. However, following the receipt of cash in the amount of $86 million on April 12, 2023, CRA informed us that its previous calculation of $89 million was incorrect. We continue to expect the return of letters of credit in the amount of $211 million, which, if received and CRA’s calculations were correct, would bring the total refund to $297 million. The timing of receipt of the letters of credit is yet to be determined.

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Received dividends from JV Inkai in April: On April 26, we received a dividend payment from JV Inkai totaling $79 million (US). JV Inkai distributes excess cash, net of working capital requirements, to the partners as dividends.

Consolidated financial results

HIGHLIGHTS	THREE MONTHS ENDED MARCH 31
($ MILLIONS EXCEPT WHERE INDICATED)	2023	2022	CHANGE
Revenue	687	398	73%
Gross profit	167	50	>100%
Net earnings attributable to equity holders	119	40	>100%
$ per common share (basic)	0.27	0.10	>100%
$ per common share (diluted)	0.27	0.10	>100%
Adjusted net earnings (non-IFRS, see page 4)	115	17	>100%
$ per common share (adjusted and diluted)	0.27	0.04	>100%
Cash provided by operations (after working capital changes)	215	172	25%

The financial information presented for the three months ended March 31, 2022, and March 31, 2023, is unaudited.

NET EARNINGS

The following table shows what contributed to the change in net earnings and adjusted net earnings (non-IFRS measure, see page 4) in the first quarter of 2023, compared to the same period in 2022.

		THREE MONTHS ENDED MARCH 31
	($ MILLIONS)	IFRS	ADJUSTED
	Net earnings – 2022	40	17

	Change in gross profit by segment
	(We calculate gross profit by deducting from revenue the cost of products and services sold, and depreciation and amortization (D&A))
Uranium	Impact from sales volume changes	16	16
	Higher realized prices ($US)	24	24
	Foreign exchange impact on realized prices	34	34
	Lower costs	40	40

	Change – uranium	114	114

Fuel services	Impact from sales volume changes	3	3
	Higher realized prices ($Cdn)	8	8
	Higher costs	(6)	(6)

	Change – fuel services	5	5

	Other changes
	Higher administration expenditures	(6)	(6)
	Higher exploration expenditures	(3)	(3)
	Change in reclamation provisions	(18)	(1)
	Higher earnings from equity-accounted investee	14	14
	Change in gains or losses on derivatives	(8)	(3)
	Change in foreign exchange gains or losses	2	2
	Higher finance income	26	26
	Change in income tax recovery or expense	(37)	(40)
	Other	(10)	(10)

	Net earnings – 2023	119	115

Non-IFRS measures

ADJUSTED NET EARNINGS

Adjusted net earnings (ANE) is a measure that does not have a standardized meaning or a consistent basis of calculation under IFRS (non-IFRS financial measure). We use this measure as a more meaningful way to compare our financial performance from period to period. Adjusted net earnings is our net earnings attributable to equity holders, adjusted to better reflect the underlying financial performance for the reporting period. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. Adjusted net earnings is one of the targets that we measure to form the basis for a portion of annual employee and executive compensation (see Measuring our results in our 2022 annual MD&A).

In calculating ANE we adjust for derivatives. We do not use hedge accounting under IFRS and, therefore, we are required to report gains and losses on all hedging activity, both for contracts that close in the period and those that remain outstanding at the end of the period. For the contracts that remain outstanding, we must treat them as though they were settled at the end of the reporting period (mark-to-market). However, we do not believe the gains and losses that we are required to report under IFRS appropriately reflect the intent of our hedging activities, so we make adjustments in calculating our ANE to better reflect the impact of our hedging program in the applicable reporting period. See Foreign exchange in our 2022 annual MD&A for more information.

We also adjust for changes to our reclamation provisions that flow directly through earnings. Every quarter we are required to update the reclamation provisions for all operations based on new cash flow estimates, discount and inflation rates. This normally results in an adjustment to an asset retirement obligation asset in addition to the provision balance. When the assets of an operation have been written off due to an impairment, as is the case with our Rabbit Lake and US ISR operations, the adjustment is recorded directly to the statement of earnings as “other operating expense (income)”. See note 9 of our interim financial statements for more information. This amount has been excluded from our ANE measure.

Adjusted net earnings is a non-IFRS financial measure and should not be considered in isolation or as a substitute for financial information prepared according to accounting standards. Other companies may calculate this measure differently, so you may not be able to make a direct comparison to similar measures presented by other companies.

The following table reconciles adjusted net earnings with net earnings for the first quarter and compares it to the same period in 2022.

	THREE MONTHS ENDED MARCH 31
($ MILLIONS)	2023	2022
Net earnings attributable to equity holders	119	40

Adjustments
Adjustments on derivatives	(6)	(11)
Adjustments to other operating income	(2)	(19)
Income taxes on adjustments	4	7

Adjusted net earnings	115	17

Selected segmented highlights

			THREE MONTHS ENDED MARCH 31
HIGHLIGHTS			2023	2022	CHANGE
Uranium	Production volume (million lbs)		4.5	1.9	>100%
	Sales volume (million lbs)		9.7	5.9	64%
	Average realized price[1]	($US/lb)	45.14	43.24	4%
		($Cdn/lb)	60.98	55.05	11%
	Revenue ($ millions)		594	322	84%
	Gross profit ($ millions)		138	24	>100%
Fuel services	Production volume (million kgU)		4.1	4.1	—
	Sales volume (million kgU)		2.5	2.2	14%
	Average realized price [2]	($Cdn/kgU)	37.66	34.49	9%
	Revenue ($ millions)		92	76	21%
	Gross profit ($ millions)		31	26	19%

[1]	Uranium average realized price is calculated as the revenue from sales of uranium concentrate, transportation and storage fees divided by the volume of uranium concentrates sold.
[2]

Fuel services average realized price is calculated as revenue from the sale of conversion and fabrication services, including fuel bundles and reactor components, transportation and storage fees divided by the volumes sold.

Management’s discussion and analysis (MD&A) and financial statements

The first quarter MD&A and unaudited condensed consolidated interim financial statements provide a detailed explanation of our operating results for the three months ended March 31, 2023, as compared to the same period last year. This news release should be read in conjunction with these documents, as well as our audited consolidated financial statements and notes for the year ended December 31, 2022, and annual MD&A, and our most recent annual information form, all of which are available on our website at cameco.com, on SEDAR at sedar.com, and on EDGAR at sec.gov/edgar.shtml.

Qualified persons

The technical and scientific information discussed in this document for our material properties McArthur River/Key Lake, Cigar Lake and Inkai was approved by the following individuals who are qualified persons for the purposes of NI 43-101:

MCARTHUR RIVER/KEY LAKE

•	Greg Murdock, general manager, McArthur River, Cameco

•	Daley McIntyre, general manager, Key Lake, Cameco

CIGAR LAKE

•	Lloyd Rowson, general manager, Cigar Lake, Cameco

INKAI

•	Sergey Ivanov, deputy director general, technical services, Cameco Kazakhstan LLP

Caution about forward-looking information

This news release includes statements and information about our expectations for the future, which we refer to as forward-looking information. Forward-looking information is based on our current views, which can change significantly, and actual results and events may be significantly different from what we currently expect. Examples of forward-looking information in this news release include: our views regarding nuclear power, its growth profile, and benefits, including fighting climate change and providing energy security; our views regarding our tier one cost structure and impact of the ramp up of McArthur River/Key Lake production on it; our views regarding uranium demand and supply, including the impact on the nuclear power industry of geopolitical events; that we have a large and growing pipeline of contract discussions underway; our contracting strategy and ability to maintain further market exposure; our vision of energizing a clean-air world and belief in our strategy for doing so in a manner that reflects our values; our views regarding the long-term sustainability of our business; our view on our 2023 uranium production level and McArthur River/Key Lake production ramp up; that we continue to plan our production to align with our contract portfolio and customer needs; that we have inventory, long-term purchase agreements and loan arrangements in place that we can draw upon to mitigate the risk of delay in 2023 expected Inkai deliveries; our expectation that we will be refunded $211 million in letters of credit from CRA; and the expected date for announcement of our 2023 second quarter results.

Material risks that could lead to different results include: unexpected changes in uranium supply, demand, long-term contracting, and prices; changes in consumer demand for nuclear power and uranium as a result of changing societal views and objectives regarding nuclear power, electrification and decarbonization; the risk that our views regarding nuclear power, its growth profile, and benefits, may prove to be incorrect; the risk that we may not be able to achieve planned production levels for Cigar Lake and McArthur River/Key Lake within the expected timeframes, or that the costs involved in doing so exceed our expectations; the risk that the production levels at Inkai may not be at expected levels or that it may not be able to deliver its production; the possibility that we do not receive the full amount, or any portion, of the expected refund of letters of credit from the CRA or that refund is not made in a reasonable period of time; the risk that we may not be able to meet sales commitments for any reason; the risks to our business associated with potential production disruptions, including those related to global supply chain disruptions, global economic uncertainty, political volatility, labour relations issues, and operating risks; the risk that we may not be able to implement our business objectives in a manner consistent with our environmental, social, governance and other values; the risk that the strategy we are pursuing may prove unsuccessful, or that we may not be able to execute it successfully; and the risk that we may be delayed in announcing our future financial results.

In presenting the forward-looking information, we have made material assumptions which may prove incorrect about: uranium demand, supply, consumption, long-term contracting, growth in the demand for and global public acceptance of nuclear energy, and prices; our production, purchases, sales, deliveries and costs; the market conditions and other factors upon which we have based our future plans and forecasts; our contract pipeline discussions; our ability to mitigate adverse consequences of delays in the shipment of our share of Inkai production; payment of the full expected refund of letters of credit from CRA; the success of our plans and strategies, including planned production; the absence of new and adverse government regulations, policies or decisions; that there will not be any significant adverse consequences to our business resulting from production disruptions, including those relating to supply disruptions, economic or political uncertainty and volatility, labour relation issues, and operating risks; and our ability to announce future financial results when expected.

Please also review the discussion in our 2022 annual MD&A and most recent annual information form for other material risks that could cause actual results to differ significantly from our current expectations, and other material assumptions we have made. Forward-looking information is designed to help you understand management’s current views of our near-term and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Conference call

We invite you to join our first quarter conference call on Friday, April 28, 2023, at 8:00 a.m. Eastern.

The call will be open to all investors and the media. To join the call, please dial (800) 319-4610 (Canada and US) or (604) 638-5340. An operator will put your call through. The slides and a live webcast of the conference call will be available from a link at cameco.com. See the link on our home page on the day of the call.

A recorded version of the proceedings will be available:

•	on our website, cameco.com, shortly after the call

•	on post view until midnight, Eastern, May 28, 2023, by calling (800) 319-6413 (Canada and US) or (604) 638-9010 (Passcode 9912)

2023 second quarter report release date

We plan to announce our 2023 second quarter results before markets open on August 2, 2023.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to energize a clean-air world. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Utilities around the world rely on our nuclear fuel products to generate safe, reliable, carbon-free nuclear power. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

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Investor inquiries:

Rachelle Girard

306-956-6403

rachelle_girard@cameco.com

Media inquiries:

Veronica Baker

306-385-5541

veronica_baker@cameco.com